UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Yang Hua
Name:	Yang Hua
Title:	Executive Director, Executive Vice President and Chief Financial Officer

Date: April 30, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 26, 2007
99.2	Press release dated April 26, 2007, entitled "CNOOC Ltd. Production Increased Steadily in Q1"

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 883)

ANNOUNCEMENT
The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2007 (ended 31 March 2007). The comparative statistics for the first quarter of 2006 (ended 31 March 2006) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the “Group”) for the first quarter of 2007 (ended 31 March 2007). The comparative statistics for the first quarter of 2006 (ended 31 March 2006) are also disclosed in this announcement.

The Company achieved a total net daily production of 473,280 barrels of oil equivalent (BOE) for the first quarter of 2007, representing an increase of 5.1% from the same period in 2006. The Company’s unaudited oil and gas revenue for the first quarter of 2007 was RMB14.81 billion (equivalent to US$1. 904 billion), representing a decrease of 9.9% when compared to the same period in 2006.

For the first quarter of 2007, the Company produced 378,734 barrels of crude oil and liquids per day, which were more or less the same as those in the first quarter of last year. Due to strong growth of gas production, the Company’s total net production continued to increase steadily, achieving a year-on-year (YOY) increase of 5.1%. In the same period, net gas production dramatically increased by 41.1% YOY to 550 million cubic feet per day, including production from North West Shelf Project (NWS Project) in Australia and Southeast Sumatra (SES) Gas Project in Indonesia.

Total unaudited revenues of the Company were RMB14.85 billion (equivalent to about US$1.910 billion) for the first quarter of 2007, representing a decrease of 10.9% when compared to the same period in 2006, mainly due to weaker international oil price. The average realized crude oil and gas price of the Company in the first quarter of 2007 were US$52.45 per barrel and US$3.19 per thousand cubic feet respectively.

The Company’s capital expenditure increased 70.3% to RMB6,333.6 million in the first quarter of 2007, as a result of intensive exploration and development activities. The Company and its partner made two new discoveries in offshore China, BZ28-2E and KL20-1, and also successfully completed two appraisals. In addition, the Company also acquired 4,721 kilometers of 2D and 1,013 square kilometers of 3D seismic during the first quarter of 2007.

1

First Quarter and Year-to-Date Production Summary

	2006		2007
Crude Oil & Liquids (b/d)	Q1	YTD	Q1	YTD
Bohai Bay	200,473	200,473	207,247	207,247
Western South China Sea	45,820	45,820	33,190	33,190
Eastern South China Sea	116,474	116,474	111,451	111,451
East China Sea	1,634	1,634	1,527	1,527
Overseas	19,119	19,119	25,318	25,318
Subtotal (b/d)	383,519	383,519	378,734	378,734

Natural Gas (mmcf/d)
Bohai Bay	65	65	71	71
Western South China Sea	199	199	248	248
Eastern South China Sea	9	9	27	27
East China Sea	20	20	26	26
Overseas	97	97	177	177
Subtotal (mmcf/d)	390	390	550	550

Total Production (boe/d)	450,463	450,463	473,280	473,280

First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2006		2007		2006		2007
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	15,616.3	15,616.3	13,632.6	13,632.6	1,938.1	1,938.1	1,753.2	1,753.2
Natural gas	816.0	816.0	1,173.9	1,173.9	101.3	101.3	151.0	151.0
Marketing Revenue, net	120.9	120.9	26.4	26.4	15.0	15.0	3.4	3.4
Others	106.8	106.8	17.8	17.8	13.3	13.3	2.3	2.3
Total	16,660.0	16,660.0	14,850.7	14,850.7	2,067.6	2,067.6	1,909.9	1,909.9

Capital Expenditures
Exploration	426.6	426.6	958.9	958.9	52.9	52.9	123.3	123.3
Development	3,292.9	3,292.9	5,374.7	5,374.7	408.7	408.7	691.2	691.2
Total	3,719.5	3,719.5	6,333.6	6,333.6	461.6	461.6	814.5	814.5

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB7.7757 has been used for the first quarter of 2007, and an exchange rate of US$1 = RMB8.0575 has been used for the first quarter of 2006, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged.

2

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors: Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited FU Chengyu Chairman Board of Directors

Hong Kong, 26 April 2007

3

Exhibit 99.2

FOR IMMEDIATE RELEASE

CNOOC Ltd. Production Increased Steadily in Q1

(Hong Kong, April 26, 2007) CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announced today its total net production of 473,280 BOE per day in the first quarter, an increase of 5.1% YOY. In the period, the Company’s unaudited revenue was RMB 14,851 million.

For the first quarter of 2007, the Company produced 378,734 barrels per day of crude oil and liquids, which were more or less the same as those in the first quarter of last year. Due to strong growth of gas production, the total net production continued to increase steadily, achieving a YOY increase of 5.1%. In the period, net gas production increased by 41.1% YOY to 550 million cubic feet per day, which was mainly attributable to the production from North West Shelf Project (NWS Project) in Australia and Southeast Sumatra (SES) Gas Project in Indonesia.

In the first quarter, the Company’s overseas oil and gas productions rose substantially by 32.4 % to 25,318 barrels and 82.4% to 177 million cubic feet respectively.

Affected by downward fluctuation of oil price, the Company’s total unaudited revenue decreased by 10.9 % YOY to RMB 14,851 million for the first quarter of 2007. Our average realized oil and gas price were US$52.45 per barrel and US$3.19 per thousand cubic feet respectively.

In the period, the Company's capital expenditure increased 70.3% to RMB 6,333.6 million, as a result of intensive exploration and development activities.

The Company and its partners made two new discoveries offshore China, BZ 28-2 E and KL 20-1, and completed two appraisals successfully. In addition, we also acquired 4,721 kilometers of 2D and 1,013 square kilometers of 3D seismic during the first quarter of 2007.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented, “In the period, the Company’s production increases steadily and all our operations proceed on schedule. Significant growth was achieved in overseas oil and gas production. Moreover, I am pleased to see a strong growth in our gas production in Q1, which marks the company’s improved capability in producing and supplying clean energy.”

- End -
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.
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For further enquiries, please contact:
Mr. Xiao Zongwei General Manager of Investor Relations CNOOC Limited Tel: +86-10-8452-1646 Fax: +86-10-8452-1441 E-mail: xiaozw@cnooc.com.cn	Ms. Carol Wong Account Manager Ketchum Hong Kong Tel: +852-3141-8098 Fax: +852-2510-8199 E-mail: carol.wong@knprhk.com